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VIA EDGAR AND FACSIMILE	Craig A. Roeder
Tel: +1 312 861 3730
July 13, 2010	Craig.Roeder@bakermckenzie.com
H. Christopher Owings, Esq.
Assistant Director
Andrew Blume
Staff Accountant
Ronald E. Alper, Esq.
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Sims Metal Management Limited Forms 20-F and 20-F/A for the fiscal year ended June 30, 2009 Filed November 12, 2009 and April 14, 2010 Form 6-K Filed February 23, 2010 File No. 001-33983
Gentlemen:
     On behalf of our client, Sims Metal Management Limited (the “Company”), we refer to your letter of July 6, 2010 to Frank M. Moratti, the Company Secretary and General Counsel of the Company, setting forth additional comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Forms 20-F and 20-F/A for the fiscal year ended June 30, 2009 filed by the Company with the Commission on November 12, 2009 and April 14, 2010, respectively, and the Form 6-K filed by the Company with the Commission on February 23, 2010.
     This letter is being filed today with the Commission as correspondence via EDGAR. In addition, we are delivering via facsimile a hard copy of this letter for your convenience. Attached to this letter is the written statement, signed on behalf of the Company, as requested in your initial comment letter of May 28, 2010.
     The Staff’s comments, indicated below in bold, are followed by responses on behalf of the Company.

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

Note 1. Summary of significant accounting policies. page F-7
(j) Business combinations. page F-13
1.	Please refer to comment 6 in our letter dated May 28, 2010. Although we note that you did not have any business combinations involving entities under common control during the periods presented, please clarify why, as suggested by your disclosures, you automatically apply the purchase method of accounting to all common control business combinations. If you do not automatically apply the purchase method to all such transactions, please tell us and revise your disclosures in future filings to better explain how you determine the accounting method to apply. If you do automatically apply the purchase method, please explain in greater detail why historical cost treatment would never be appropriate, including why your treatment would not be influenced by the nature and substance of each transaction.
In response to the Staff’s comment, the Company wishes to clarify that the accounting policy involving applying the purchase method to transactions between entities under common control applies only to the Parent entity financial statements. This policy does not impact the consolidated financial statements as the effects of applying the method in the separate financial statements of the Parent would be eliminated on consolidation.
We also wish to advise the Staff that on June 28, 2010, the Corporations Amendment (Corporate Reporting Reform) Act 2010 (the “Act”) was passed into law in Australia. As a result of the Act, annual reports for financial years ending on or after June 30, 2010 no longer need to include separate columns and associated note disclosures for the Parent entity. As a result, the Company’s accounting policy on Business Combinations will no longer include a policy on common control transactions and reference to the “automatic” application of the purchase method will be deleted. The Act prescribes limited disclosures for the Parent entity in the notes to the financial statements, which will include disclosure of key financial information and details of any guarantees, contingent liabilities and commitments.
Note 13 — Goodwill, page F-38
2.	Your response to comment 14 in our letter dated May 28, 2010 indicates that in preparing the disclosures required by paragraph 134 of IAS 36, you have applied the grouping of units concept, essentially aggregating the goodwill allocated to individual cash-generating units to the level of operating segments. The references to groups of units in paragraph 134 of IAS 36 appear to relate to the concepts expressed in paragraph 81 of IAS 36, which indicates that goodwill

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sometimes cannot be allocated on a non-arbitrary basis to individual cash-generating units and in this circumstance, the lowest level within the entity at which goodwill is monitored for internal management purposes would comprise a number of cash-generating units to which the goodwill relates, but to which it cannot be allocated. Since your response indicates that you have allocated goodwill to 28 individual cash-generating units, it does not appear that the circumstances described in paragraph 81 apply to you.
Please explain to us in more detail how you determined that your current aggregated disclosures are appropriate under IAS 36, including how you considered the introductory language in paragraph 134. Alternatively, confirm to us that you will revise future filings to disclose the information required by paragraph 134 of IAS 36 for each cash-generating unit to which a significant amount of goodwill is allocated.
As requested by the Staff, in future filings, the Company will prospectively disclose the information required by paragraph 134 of IAS 36 for each cash-generating unit for which the goodwill is deemed significant in comparison with the total carrying amount of goodwill. By way of example, within the North America reportable segment, the East CGU and the Houston CGU have goodwill carrying amounts of A$569.9 million and A$148.8 million, respectively, at June 30, 2009, and are considered significant. No other CGUs within the North America segment, or any individual CGUs within Australasia or Europe, are considered significant. For the reference of the Staff, the remaining CGUs all have individual goodwill carrying amounts less than 10% of the total carrying amount of the Group’s goodwill at June 30, 2009 of A$1,146.8 million.
Note 29 — Investments in associates and jointly controlled entities, page F-67
(d) SA Recycling LLC, page F -68
3.	Please refer to comment 19 in our letter dated May 28, 2010. Since “UIG 113 Aus 7.1” appears to be an Australian GAAP reference, please tell us why you believe the unrealized gain recognition methodology included in that guidance is appropriate in financial statements prepared in accordance with IFRS as issued by the IASB. In doing so, please reference the pertinent provisions of IAS 28, IAS 31 or other IASB literature that support your position, and clarify why you believe it is appropriate to recognize gains related to equity-method goodwill, an unamortized intangible asset.
In response to the Staff’s comment, the Company wishes to clarify that there was no equity method goodwill and as such no gains have been recognized in respect of goodwill; the unrealized gains only relate to amortizable intangibles and land.

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The Company believes that its accounting policy for the subsequent recognition of previously unrealized gains is in accordance with IFRS as issued by the IASB. In the absence of a specific IFRS or SIC 13 guidance on when unrealized gains arising from contributions of assets to jointly controlled entities should be considered realized, management was required to use its judgment to develop a policy in accordance with IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors.” In this regard, IAS 31.49 deals with a similar issue with respect to when a venturer can recognize its share of profits or losses of a joint venture where the venturer purchases assets from the joint venture. While IAS 31.49 establishes the principle to be applied for such purchase transactions, the Company applied the principle to its contribution transactions.
Paragraph 12 of IAS 8 also indicates that in making judgments about the selection of accounting policies, management may also consider the most recent pronouncements of other standard setting bodies that use a similar conceptual framework to develop accounting standards. The guidance in UIG 13, Aus 7.1 is directly on point in providing guidance on this matter and, as it is an Interpretation issued by the Australian Urgent Issues Group, and endorsed by the Australian Accounting Standards Board, the Company appropriately considered this guidance in determining its policy.
Note 31 — Segment reporting page F-71
4.	Please refer to comment 20 in our letter dated May 28, 2010. Please note that while you disclose on page F-39 the segments impacted by goodwill impairments, you do not quantify the impairment charge for each segment. Accordingly, please quantify in future filings the impairment charge by segment as required by paragraph 129 of IAS 36. In light of the guidance in paragraphs 130 and 131 of IAS 36, if a segment’s impairment charge relates to more than one type of asset, such as both fixed assets and goodwill, we believe it would greatly benefit your investors for you to separately quantify the impairment charge related to each type of asset for each segment.”
As requested by the Staff, in future filings, the Company will disclose impairment charges related to each type of asset for each operating segment.
******

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     Please contact the undersigned should you have any questions regarding the Company’s responses to the comments of the Staff or require any additional information in connection with your review.
Sincerely,

/s/ Craig A. Roeder Craig A. Roeder CAR/pje

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STATEMENT BY SIMS METAL MANAGEMENT LIMITED
     In connection with the response dated July 13, 2010 on behalf of Sims Metal Management Limited (the “Company”) to the letter of July 6, 2010 to Frank M. Moratti, the Company Secretary and General Counsel of the Company, setting forth the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Forms 20-F and 20-F/A for the fiscal year ended June 30, 2009 filed by the Company with the Commission on November 12, 2009 and April 14, 2010, respectively, and the Form 6-K filed by the Company with the Commission on February 23, 2010, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SIMS METAL MANAGEMENT LIMITED
July 13, 2010	By /s/ Robert C. Larry
Robert C. Larry,
Group Chief Financial Officer